FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

SSUZZAN@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3092

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

July 2, 2007

SUPPL

SEC MAIL PROCESSING SECTION
JUL 03 2007
WASH D.C.
209

07025062

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C., 20549

Re: Pretoria Portland Cement Company Limited
File No. 82-35077

Dear Madam or Sir:

Pursuant to Rule 12g3-2(f)(2) promulgated under the Securities Exchange Act of 1934, as amended, we hereby amend, on behalf of Pretoria Portland Cement Company Limited ("PPC"), PPC's Rule 12g3-2(b) application for exemption from registration, which the Securities and Exchange Commission approved on April 23, 2007. PPC intends to publish the information required under Rule 12g3-2(b)(1)(iii) on its internet web site, namely www.ppc.co.za, rather than furnish that information to the Securities and Exchange Commission.

Kindly acknowledge receipt of this letter by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

Sincerely,

Steven Suzzan

cc: Mr. Brian Graumann
Mr. Peter Esterhuysen

END

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